As filed with the Securities and Exchange Commission on March 20, 2019

Securities Act File No. 333-216665

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 7

MONROE CAPITAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

311 South Wacker Drive, Suite 6400
Chicago, Illinois 60606

(Address of Principal Executive Offices)

(312) 258-8300

(Registrant’s Telephone Number, including Area Code)

Theodore L. Koenig
Chief Executive Officer
311 South Wacker Drive, Suite 6400
Chicago, Illinois 60606

(Name and Address of Agent for Service)

WITH COPIES TO:

Jonathan H. Talcott
E. Peter Strand
Nelson Mullins Riley & Scarborough LLP
101 Constitution Avenue, NW, Suite 900
Washington, DC 20001
Telephone: (202) 689-2806
Facsimile: (202) 689-2862

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box)

☐ when declared effective pursuant to Section 8(c).

EXPLANATORY NOTE

This Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-216665) of Monroe Capital Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 7 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 7 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 7 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

MONROE CAPITAL CORPORATION

PART C

Other Information

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements are included in Part A “Information Required to be in the Prospectus” of the Registration Statement.

(2) Exhibits

(a)(1)	Amended and Restated Articles of Incorporation of Monroe Capital Corporation (Incorporated by reference to Exhibit (a)(1) of the Registrant’s Pre-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-172601) filed on October 18, 2012)

(b)(1)	Bylaws of Monroe Capital Corporation (Incorporated by reference to Exhibit (b)(1) of the Registrant’s Pre-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-172601) filed on October 18, 2012)

(c)	Not applicable

(d)(1)	Form of Stock Certificate of Monroe Capital Corporation (Incorporated by reference to Exhibit (d) of the Registrant’s Pre-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-172601) filed on October 18, 2012)

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(d)(2)	Form of Subscription Certificate(1)

(d)(3)	Form of Subscription Agent Agreement(1)

(d)(4)	Form of Warrant Agreement(1)

(d)(5)	Form of Certificate of Designations for Preferred Stock(1)

(d)(6)	Statement of Eligibility of Trustee on Form T-1 (Incorporated by reference to Exhibit (d)(8) of the Registrant’s Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-216665) filed on September 5, 2018)

(d)(7)	Indenture, dated September 12, 2018, by and between the Registrant and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit (d)(7) of the Registrant’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-216665) filed on September 12, 2018)

(d)(8)	First Supplemental Indenture, dated September 12, 2018, by and between the Registrant and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit (d)(8) of the Registrant’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-216665) filed on September 12, 2018)

(d)(9)	Form of Global Note with respect to the 5.75% Notes due 2023 (Incorporated by reference to Exhibit (d)(8) hereto, and Exhibit A therein)

(e)	Dividend Reinvestment Plan (Incorporated by reference to Exhibit (e) of the Registrant’s Pre-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-172601) filed on October 18, 2012)

(f)	Not applicable

(g)	Investment Advisory and Management Agreement between Registrant and MC Advisors (Incorporated by reference to Exhibit (g) of the Registrant’s Pre-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-172601) filed on October 18, 2012)

(h)(1)	Form of Underwriting Agreement for equity securities(1)

(h)(2)	Form of Underwriting Agreement for debt securities(1)

(h)(3)	Amended and Restated At Market Issuance Sales Agreement, dated May 12, 2017, by and between the Registrant, MC Advisors, MC Management and FBR Capital Markets & Co. (Incorporated by reference to Exhibit (h)(3) of the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-216665) filed on May 12, 2017)

(h)(4)	Amended and Restated At Market Issuance Sales Agreement, dated May 12, 2017, by and between the Registrant, MC Advisors, MC Management and JMP Securities LLC (Incorporated by reference to Exhibit (h)(4) of the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-216665) filed on May 12, 2017)

(h)(5)	Underwriting Agreement, dated June 9, 2017, by and between the Registrant, MC Advisors, MC Management and Raymond James & Associates, Inc. (Incorporated by reference to Exhibit (h)(5) of the Registrant’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-216665) filed on June 9, 2017)

(h)(6)	Underwriting Agreement, dated September 5, 2018, by and between the Registrant, MC Advisors, MC Management and Ladenburg Thalmann & Co. Inc. (Incorporated by reference to Exhibit (h)(6) of the Registrant’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-216665) filed on September 12, 2018)

(i)	Not applicable

(j)	Form of Custodian Agreement (Incorporated by reference to Exhibit (j) of the Registrant’s Pre-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-172601) filed on October 18, 2012)

(k)(1)	Administration Agreement between Registrant and MC Management (Incorporated by reference to Exhibit (k)(1) of the Registrant’s Pre-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-172601) filed on October 18, 2012)

(k)(2)	License Agreement between the Registrant and Monroe Capital LLC (Incorporated by reference to Exhibit (k)(2) of the Registrant’s Pre-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-172601) filed on October 18, 2012)

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(k)(3)	Senior Secured Revolving Credit Agreement between the Registrant and the Lenders (Incorporated by reference to Exhibit (k)(3) of the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-172601) filed on October 25, 2012)

(k)(4)	Senior Secured Term Loan Credit Agreement between Registrant and the Lender (Incorporated by reference to Exhibit (k)(4) of the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-172601) filed October 25, 2012)

(k)(5)	Amendment No. 1 to Senior Revolving Credit Agreement between the Registrant and the Lenders (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 814-00866) filed on December 20, 2013)

(k)(6)	Amended and Restated Senior Secured Revolving Credit Agreement among the Registrant as borrower, the Lenders party thereto and ING Capital LLC, as Administrative Agent, dated December 14, 2015 (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 814-00866) filed on December 15, 2015)

(k)(7)	Amendment No. 1 to Amended and Restated Senior Secured Revolving Credit Agreement among the Registrant as borrower, the Lenders party thereto and ING Capital LLC, as Administrative Agent, dated April 29, 2016 (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 814-00866) filed on May 3, 2016)

(k)(8)	MRCC Senior Loan Fund I, LLC Limited Liability Company Agreement, dated October 31, 2017, by and between the Registrant and NLV Financial Corporation (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 814-00866) filed on November 1, 2017)

(k)(9)	Amendment No. 2 to Amended and Restated Senior Secured Revolving Credit Agreement among the Registrant as borrower, the Lenders party thereto and ING Capital LLC, as Administrative Agent, dated April 25, 2018 (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 814-00866) filed on April 27, 2018)

(k)(10)	Second Amended and Restated Senior Secured Revolving Credit Agreement among the Registrant as borrower, the Lenders party thereto and ING Capital LLC, as Administrative Agent, dated March 1, 2019 (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 814-00866) filed on March 5, 2019)

(k)(11)	Amendment No. 1 to Second Amended and Restated Senior Secured Revolving Credit Agreement among the Company, as borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent, dated March 20, 2019 (Incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K (File No. 814-00866) filed on March 20, 2019)

(k)(12)	Form of Subscription Agreement (Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 814-00866) filed on March 20, 2019)

(l)(1)	Opinion and Consent of Nelson Mullins Riley & Scarborough LLP (Incorporated by reference to Exhibit (l)(1) of the Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-216665) filed on April 25, 2017)

(l)(2)	Opinion and Consent of Nelson Mullins Riley & Scarborough LLP (Incorporated by reference to Exhibit (l)(2) of the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-216665) filed on May 12, 2017)

(l)(3)	Opinion and Consent of Nelson Mullins Riley & Scarborough LLP (Incorporated by reference to Exhibit (l)(3) of the Registrant’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-216665) filed on June 9, 2017)

(l)(4)	Opinion and Consent of Nelson Mullins Riley & Scarborough LLP (Incorporated by reference to Exhibit (l)(l) of the Registrant’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-216665) filed on September 12, 2018)

(l)(5)	Opinion and Consent of Nelson Mullins Riley & Scarborough LLP(2)

(m)	Not applicable

(n)(1)	Consent of RSM US LLP (Incorporated by reference to Exhibit (n)(1) of the Registrant’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-216665) filed on May 24, 2018)

(n)(2)	Report of RSM US LLP Regarding the Senior Security Table (Incorporated by reference to Exhibit (n)(2) of the Registrant’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-216665) filed on March 26, 2018)

(n)(3)	Consent of RSM US LLP(2)

(n)(4)	Report of RSM US LLP Regarding the Senior Security Table(2)

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)	Joint Code of Ethics of Registrant and MC Advisors (Incorporated by reference to Exhibit (q)(1) of the Registrant’s Pre-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-172601) filed on October 18, 2012)

(1)	To be filed by post-effective amendment.

(2)	Filed herewith.

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Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$34,770	*
FINRA filing fee	$32,000	(1)
Nasdaq Global Select Market listing fees	$—	(1)
Printing expenses	$225,000	(1)
Legal fees and expenses	$525,000	(1)
Accounting fees and expenses	$300,000	(1)
Miscellaneous	$30,000	(1)
Total	$1,146,770	(1)

*	$10,450 of this amount has been offset against a filing fee associated with unsold securities registered under a previous registration statement.

(1)	These amounts are estimates.

All of the expenses set forth above will be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control

The following list sets forth each of the Registrant’s subsidiaries, the state under whose laws the subsidiaries are organized and the voting securities owned by the Registrant, directly or indirectly, in each subsidiary:

Monroe Capital Corporation SBIC, LP (Delaware)	100%
MCC SBIC GP, LLC (Delaware)	100%
MCC HoldCo Equity Manager I, LLC (Delaware)	100%
MRCC Holding Company I, LLC (Delaware)	100%
MRCC Holding Company II, LLC (Delaware)	100%
MRCC Holding Company III, LLC (Delaware)	100%

Each of the Registrant’s subsidiaries is consolidated for financial reporting purposes.

In addition, the Registrant may be deemed to control certain portfolio companies. See “Portfolio Companies” in the prospectus.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of our common stock as of March 18, 2019.

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	6

Item 30. Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our articles of incorporation contain such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

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Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of a final disposition of a proceeding.

Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of a final disposition of a proceeding. Our bylaws also provide that, to the maximum extent permitted by Maryland law, with the approval of our board of directors and provided that certain conditions described in our bylaws are met, we may pay certain expenses incurred by any such indemnified person in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of such indemnified person to repay amounts we have so paid if it is ultimately determined that indemnification of such expenses is not authorized under our bylaws.

Maryland law requires a corporation (unless its articles of incorporation provide otherwise, which our articles of incorporation do not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, MC Advisors and its and its affiliates’ officers, directors, members, managers, stockholders and employees are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of MC Advisors’ services under the Investment Advisory Agreement.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, MC Management and its and its affiliates’ officers, directors, members, managers, stockholders and employees are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of MC Management’s services under the Administration Agreement or otherwise as our administrator.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

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Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Advisor.

A description of any other business, profession, vocation or employment of a substantial nature in which MC Advisors, and each managing director, director or executive officer of MC Advisors, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding MC Advisors and its officers and directors is set forth in its Form ADV, as filed with the SEC (File No. 801-77229), and is incorporated herein by reference.

Item 32. Location of Accounts and Records.

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	Monroe Capital Corporation, 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606;

(2)	the Transfer Agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219;

(3)	the Custodian, U.S. Bank National Association, Corporate Trust Services, One Federal Street, 3rd Floor, Boston, Massachusetts 02110; and

(4)	Monroe Capital BDC Advisors, LLC, 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

The Registrant hereby undertakes:

(1)	To suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	In the event that the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof; and further, if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, to file a post-effective amendment to set forth the terms of such offering;

(4)	(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

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(ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)	that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)	(a)	For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois, on the 20th day of March, 2019.

Monroe Capital Corporation

By:	/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 7 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Theodore L. Koenig	Chairman, Chief Executive Officer and Director	March 20, 2019
Theodore L. Koenig	(Principal Executive Officer)

/s/ Aaron D. Peck	Chief Financial Officer, Chief Investment Officer,	March 20, 2019
Aaron D. Peck	Chief Compliance Officer and Director (Principal Financial and Accounting Officer)

*	Director	March 20, 2019
Thomas J. Allison

*	Director	March 20, 2019
Jeffrey A. Golman

*	Director	March 20, 2019
Jorde M. Nathan

*	Director	March 20, 2019
Robert S. Rubin

*	Director	March 20, 2019
Jeffrey D. Steele

* By:	/s/ Aaron D. Peck
Aaron D. Peck
Attorney-in-fact